MESOBLAST RETIRES SENIOR DEBT WITH NON-DILUTIVE, LOWER COST, FIVE-YEAR CREDIT LINE Mesoblast has option to draw down up to US$125 million by June 30, 2026 New facility does not encumber any of Mesoblast's material assets or intellectual property New York, USA; December 29 and Melbourne, Australia; December 30, 2025: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that it has repaid in full its existing senior secured loan from Oaktree Capital Management, Inc. and in part its subordinated royalty facility from NovaQuest Capital Management LLC by drawing down US$75 million from a new five-year facility provided by existing Mesoblast shareholder and director Dr Gregory George. A second tranche of up to US$50 million is available to be drawn at Mesoblast’s option until June 30, 2026. The new credit-line has a fixed interest rate of 8.00% per annum, a substantial reduction from Mesoblast's current debt facilities, with a five-year interest only period. The initial US$75 million drawn is unsecured until the remainder of the NovaQuest debt is repaid, no later than July 8, 2026, after which the entire new facility (up to US$125 million) will be secured solely with the Temcell1 royalty. The new facility has a substantially lower overall cost compared with existing facilities, can be repaid at any time without incurring early prepayment or make-whole fees, does not include exit fees, does not encumber any of Mesoblast's material assets or intellectual property, and has no restrictions on additional unsecured debt or licensing activities. Dr. George will receive 5-year warrants to purchase approximately 323,000 American Depositary Shares (ADSs) at US$21.51 per ADS2, a 15% premium to the current 30- day VWAP, subject to shareholder approval. Mesoblast Chief Executive Dr. Silviu Itescu said "We greatly appreciate the support of our largest shareholder who provided the most commercially compelling facility in a competitive process run over the course of this year. This facility substantially lowers the company’s cost of capital and frees up all of our major assets to provide total flexibility for strategic partnerships and commercialization." About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets.

About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial- scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and X: @Mesoblast References / Footnotes 1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd. 2. Based on USD-AUD 0.6722 spot rate published by RBA at Dec 29, 2025 Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Media – Australia Allison Worldwide BlueDot Media Emma Neal Steve Dabkowski T: +1 603 545 4843 T: +61 419 880 486 E: emma.neal@allisonworldwide.com E: steve@bluedot.net.au